UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 27, 2017

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 27 July 2017

Solid first-half growth in revenue and adjusted EBITDA with clear acceleration in the 2nd quarter and improved adjusted EBITDA margin

•   Revenue growth accelerated in the 2nd quarter of 2017, rising 1.4% (+138 million euros) after rising 0.8% in the 1st quarter (+85 million euros), on a comparable basis. Revenues were 20.276 billion euros in the first half of 2017, an increase of 1.1% (+222 million euros) following an increase of 0.9% in the 2nd half of 2016 (+188 million euros).

The improved trend in the 2nd quarter was principally tied to the recovery in the Africa & Middle East segment, a continued strong performance in Spain and the return to growth in France for the first time since 2009.

•   Commercial momentum remained very strong in the 2nd quarter of 2017, with the continued development in convergence and very high-speed broadband in Europe, and with the recovery in mobile in the Africa & Middle East segment.

Growth in consumer convergent offers remained strong in France and the Europe segment, with 9.8 million customers at 30 June 2017 (+11.5% year on year).

Growth was sustained in the Group’s fixed broadband services, led by fibre which had 308,000 net additions in the 2nd quarter of 2017. The Group’s fixed broadband base had 19.1 million customers at 30 June 2017 (+5.4% year on year on a comparable basis).

Mobile contracts[1] customers in France and in the Europe segment had 350,000 net additions in the 2nd quarter of 2017, with the customer base up 3.3% at 30 June 2017 year on year. 4G in France and in the Europe segment continued its rapid development, rising 39% year on year with 31.6 million customers at 30 June 2017.

In the Africa & Middle East segment, mobile net additions improved significantly for the second consecutive quarter, with 3.9 million net additions in the 2nd quarter of 2017 following 2.7 million in the 1st quarter.

•   Growth in the Group’s adjusted EBITDA strengthened in the 2nd quarter of 2017, rising 2.4% after an increase of 2.0% in the 1st quarter, on a comparable basis. In the 1st half of 2017, the Group’s adjusted EBITDA was 5.978 billion euros, an increase of 2.2% (+130 million euros).
Adjusted EBITDA from the telecom activities rose 2.5% in the 2nd quarter of 2017, and was 0.3 percentage points higher than that of the 1st quarter (+2.2%). The adjusted EBITDA margin of the telecom activities also improved, reaching 33.2% in the 2nd quarter of 2017 compared to 25.9% in the 1st quarter (29.6% for the 1st half of 2017, +0.4 percentage points compared with the 1st half of 2016). The adjusted EBITDA margin for France rose 1.0 percentage point in the 1st half of 2017.

•  The Group had operating income of 2.434 billion euros in the 1st half of 2017, an increase of 293 million euros compared with the 1st half of 2016. Operating income from the telecom activities was 2.462 billion euros, an increase of 321 million euros.

•  Net income was 830 million euros in the 1st half of 2017, compared with 3.323 billion euros in the first 1st half of 2016. The decrease of 2.493 billion euros between the two periods was mainly linked to the impact of the sale of EE in January 2016[2] (2.249 billion euros).

Net income from continuing operations declined 244 million euros. Excluding the impact of a charge related to the shareholding held in the BT Group (-349 million euros), net income from continuing operations improved 105 million euros.

Net income attributable to equity owners of the Group was 682 million euros in the 1st half of 2017, compared with 3.168 billion euros in the 1st half of 2016.

•  The Group’s CAPEX (3.276 billion euros in the 1st half of 2017) increased 3.0% on a comparable basis. CAPEX on the telecom activities (3.251 billion euros) rose 2.2% while the ratio of CAPEX to revenues for the telecom activities was 16.0% (+0.2 percentage points compared with the 1st half of 2016). Investments in fibre and in very high-speed mobile (4G and 4G+) rose 16.5% compared with the 1st half of 2016, in line with the objectives of the Essentiels2020 strategic plan.

•  Net debt[3] was 24.555 billion euros at 30 June 2017, an increase of 111 million euros compared to 31 December 2016. The ratio of “net financial debt to adjusted EBITDA for the telecom activities” was 1.92x at 30 June 2017, following 1.93x at 31 December 2016, in line with the objective of a ratio of around 2x in the medium term.

2017 outlook

For the 2017 financial year, Orange confirms adjusted EBITDA of more than that achieved in 2016 on a comparable basis, buoyed by strong commercial momentum supported by investment and continuing efforts on the transformation of the cost structure.

The Group also confirms the objective of a ratio of net debt to adjusted EBITDA for the telecom activities of around 2x in the medium term in order to preserve Orange’s financial strength and investment capacity. Within this framework, the Group is maintaining a policy of selective, value-creating acquisitions by concentrating on markets in which it is already present.

As announced during the presentation of the 2016 results, the Board of Directors will propose to the Annual General Meeting of Shareholders of 2018 the payment of a dividend of 0.65 euros per share for 2017. An interim dividend for 2017 of 0.25 euros per share will be paid on 7 December 2017[4].

Commenting on the publication of the first-half results, Stéphane Richard, Chairman and CEO of the Orange Group, said:

“The acceleration seen in the Group's growth was confirmed by the first-half results, and in particular the performance in the second quarter, driven by France, Europe and Africa and the Middle East.

In France, we returned to growth for the first time since 2009. The performance in Spain, and more generally across Europe, was excellent, with strong revenue growth underpinned by a significant rise in very high-speed broadband customers.

The strategy that we have been following for several quarters, which centred on giving customers an unbeatable experience through convergence around the home and a quality network, is now yielding results.

We have converted more than half of our revenue increase into EBITDA, demonstrating a good balance of growth and profitability. This has enabled us to reaffirm our objective of delivering growth in adjusted EBITDA for the full year 2017.

Finally, we strengthened our content offering in the first half of the year through the creation of Orange Content and the signing of a number of agreements with prestigious partners such as Canal+, our historic partner, and HBO. We remain convinced that content is an effective tool for improving our offering and keeping our customers loyal while protecting value.

I would like to thank all the teams across the Group for this performance and for working hard every day to seize the opportunities available to Orange in this digital revolution.”

*

*        *

The Board of Directors of Orange SA met on 26 July 2017 and examined the Group’s financial statements.

The Group’s statutory auditors audited those financial statements, and the audit reports relative to their certification are in the process of being issued.

More detailed information is available on the Orange website:

www.orange.com

Key figures

·  Half-year data

	2017	2016	2016	change	change
In millions of euros		comparable basis	historical basis	comparable basis	historical basis

Revenues	20,276	20,054	20,079	1.1%	1.0%
Of which :
France	8,879	8,860	8,860	0.2%	0.2%
Europe	5,405	5,162	5,128	4.7%	5.4%
Spain	2,628	2,418	2,418	8.7%	8.7%
Poland	1,325	1,337	1,306	(0.9)%	1.4%
Belgium & Luxembourg	617	609	609	1.4%	1.4%
Central European countries	843	801	798	5.2%	5.6%
Intra-Europe eliminations	(8)	(3)	(3)	-	-
Africa & Middle East	2,491	2,449	2,516	1.7%	(1.0)%
Enterprise	3,615	3,675	3,666	(1.6)%	(1.4)%
International Carriers & Shared Services	819	903	904	(9.3)%	(9.4)%
Intra-Group eliminations	(933)	(995)	(995)	-	-
Adjusted EBITDA*	5,978	5,848	5,913	2.2%	1.1%
of which telecom activities	6,005	5,865	5,913	2.4%	1.6%
As % of revenues	29.6%	29.2%	29.4%	0.4 pt	0.2 pt
France	3,168	3,070	3,070	3.2%	3.2%
Europe	1,548	1,451	1,438	6.8%	7.7%
Spain	722	627	625	15.3%	15.5%
Poland	367	396	387	(7.4)%	(5.2)%
Belgium & Luxembourg	157	145	145	8.4%	8.4%
Central European countries	302	283	281	7.0%	7.6%
Africa & Middle East	764	757	828	0.9%	(7.7)%
Enterprise	629	661	660	(4.9)%	(4.7)%
International Carriers & Shared Services	(104)	(74)	(83)	(43.0)%	(25.0)%
of which Orange Bank	(27)	(17)	-	-	-
Operating Income	2,434		2,141		13.7%
of which telecom activities	2,462		2,141		15.0%
of which Orange Bank	(28)		-		-
Net income	830		3,323		(75.0)%
Net income attributable to equity owners of the Group	682		3,168		(78.5)%
CAPEX (excluding licences)	3,276	3,181	3,167	3.0%	3.4%
of which telecom activities	3,251	3,181	3,167	2.2%	2.7%
As % of revenues	16.0%	15.9%	15.8%	0.2 pt	0.3 pt
of which Orange Bank	25	-	-	-	-

	June 30, 2017	December 31, 2016

Net financial debt	24,555	24,444
Ratio of net financial debt / adjusted EBITDA for the telecom activities**	1.92x	1.93x

* EBITDA adjustments are described in appendix 6.

** The method of calculating the ratio of net debt to adjusted EBITDA for the telecom activities is described in appendix 4.

·  Quarterly data

	2nd quarter	2nd quarter	2nd quarter	change comparable	change historical
	2017	2016	2016	basis	basis
In millions of euros		comparable basis	historical basis

Revenues	10,206	10,068	10,070	1.4%	1.4%
Of which :
France	4,452	4,430	4,430	0.5%	0.5%
Europe	2,749	2,620	2,594	4.9%	6.0%
Spain	1,337	1,229	1,229	8.8%	8.8%
Poland	673	688	664	(2.2)%	1.3%
Belgium & Luxembourg	310	299	299	3.5%	3.5%
Central European countries	434	405	403	7.1%	7.7%
Intra-Europe eliminations	(5)	(2)	(2)	-	-
Africa & Middle East	1,252	1,219	1,245	2.7%	0.6%
Enterprise	1,819	1,843	1,843	(1.3)%	(1.3)%
International Carriers & Shared Services	412	448	450	(8.1)%	(8.5)%
Intra-Group eliminations	(478)	(491)	(491)	-	-
Adjusted EBITDA*	3,380	3,300	3,344	2.4%	1.1%
of which telecom activities	3,393	3,310	3,344	2.5%	1.5%
As % of revenues	33.2%	32.9%	33.2%	0.4 pt	0.0 pt
of which Orange Bank	(14)	(10)	-	-	-
Operating Income	1,506		1,325		13.6%
of which telecom activities	1,520		1,325		14.7%
of which Orange Bank	(14)		-		-
CAPEX (excluding licenses)	1,783	1,718	1,710	3.8%	4.3%
of which telecom activities	1,767	1,718	1,710	2.8%	3.3%
As % of revenues	17.3%	17.1%	17.0%	0.2 pt	0.3 pt
of which Orange Bank	16	-	-	-	-

* EBITDA adjustments are described in appendix 6.

Comments on key Group figures

Revenues

Orange Group revenues were 20.276 billion euros in the 1st half of 2017, an increase of 1.1% (+222 million euros) on a comparable basis[5], following the 188 million euro-increase (+0.9%) in the 2nd half of 2016. Growth continued to be strong in fixed broadband services (+6.3% in the 1st half of 2017, after the 5.8% increase in the 2nd half of 2016), and mobile services rose 0.5% after rising 0.3% in the 2nd half of 2016.

In the 2nd quarter of 2017, the Group’s revenues rose 1.4% on a comparable basis after climbing 0.8% in the 1st quarter of 2017, led by continuing strong growth in Spain, a recovery in the Africa & Middle East segment, and a return to growth in France for the first time since 2009. Fixed and mobile services in other regions also improved in the 2nd quarter.

The 2nd quarter 2017 revenue trends by region were as follows (on a comparable basis):

In France, revenues rose 0.5% in the 2nd quarter 2017 after being stable in the 1st quarter. The improvement related to mobile services (-1.1% following -3.3% in the 1st quarter), with a lower decline in national roaming and a reduced impact from decreased roaming prices in Europe which came into effect in April 2016. Growth continued to be strong in fixed broadband services (+5.0% after rising +5.5% in the 1st quarter of 2017), led by fibre.

In the Europe segment, revenues grew 4.9% in the 2nd quarter of 2017 after increasing 4.5% in the 1st quarter:

-  in Spain, revenue growth continued to be strong (+8.8% in the 2nd quarter of 2017 after +8.5% in the 1st quarter), led by convergence;

-  in Poland, revenues fell 2.2% in the 2nd quarter of 2017 after rising 0.5% in the 1st quarter. Growth in mobile equipment sales slowed following the high level in the 2nd quarter 2016, while the fixed and mobile services trend improved;

-  in Belgium & Luxembourg, revenues grew 3.5% in the 2nd quarter after declining 0.7% in the 1st quarter, led by mobile services, the recovery in mobile equipment sales, and fixed broadband services (convergent offers);

-  the Central European countries recorded revenue growth of 7.1% in the 2nd quarter of 2017, after a 3.2% increase in the 1st quarter, led by Romania (+11.0%) and Moldova (+4.4%), while Slovakia was stable (+0.1%).

In the Africa & Middle East segment, the 2nd quarter saw a return to solid growth (+2.7%) after a slower 1st quarter (+0.7%), led by Côte d'Ivoire group, Sonatel group and Morocco.

In the Enterprise segment, the trend improved in the 2nd quarter of 2017 to a modest decline of 1.3% after falling 2.0% in the 1st quarter. Security services rose 27% and Cloud services increased 15%.

Customer base growth

France[6] had 151,000 mobile contract[7] net additions in the 2nd quarter of 2017, led by strong growth of the Open (154,000 net additions) and Sosh (96,000 net additions) convergent offers. Fibre continued to develop rapidly, with 111,000 net additions in the 2nd quarter and 1.690 million customers at 30 June 2017 (+43.1% year on year).

In Spain, commercial momentum remained strong, both in very high-speed fixed broadband with 141,000 net fibre additions in the 2nd quarter (1.947 million customers at 30 June 2017) and in mobile contracts with 147,000 net additions.

In Poland, there were 121,000 mobile contract net additions in the 2nd quarter of 2017; year on year, the contract customer base rose 10.1% on a comparable basis.

In Belgium, the 2nd quarter 2017 saw 21,000 mobile contract net additions7, a significant improvement compared to the 1st quarter (3,000).

In the Africa & Middle East segment, the mobile base had 127.2 million customers at 30 June 2017, a year-on-year increase of 5.7% on a comparable basis (+6.9 million customers). Orange Money had 32.4 million customers and an active base of 10.0 million customers at 30 June 2017.

In total, the Group’s mobile base comprised 207.4 million customers at 30 June 2017, an increase of 3.6% (+7.2 million of additional customers) on a comparable basis. Contracts (71.9 million customers) rose steadily (+7.8% year on year), led principally by France and the Europe segment.

There were 19.1 million fixed broadband customers at 30 June 2017, an increase of 5.4% year on year (+982,000 customers), with particularly strong growth in France, Spain and Poland.

Consumer convergent offers accounted for 9.8 million customers in France and the Europe segment (+11.5% year on year). Most of them related to France (5.7 million), Spain (3.1 million) and Poland (858,000). The Belgium & Luxembourg segment, Romania and Slovakia are also marketing consumer convergent offers.

TV services had 8.7 million customers at 30 June 2017 (+7.0% year on year).

Adjusted EBITDA

The Group’s adjusted EBITDA was 5.978 billion euros in the 1st half of 2017, a 2.2% increase (+130 million euros) on a comparable basis.

Adjusted EBITDA from telecom activities was 6.005 billion euros in the 1st half of 2017, an increase of 2.4% (+140 million euros) on a comparable basis. The adjusted EBITDA margin for telecom activities was 29.6% in the 1st half of 2017, an increase of 0.4 percentage points in relation to the 1st half of 2016.

In the 2nd quarter of 2017, adjusted EBITDA from telecom activities was 3.393 billion euros, an increase of 2.5% on a comparable basis (+83 million euros), and the adjusted EBITDA margin for telecom activities was 33.2% (+0.4 percentage points).

The increase in adjusted EBITDA from telecom activities in the 1st half of 2017 (+140 million euros on a comparable basis) was related to revenue growth (+222 million euros), partially offset by increased operating costs (-82 million euros). These increased costs included content and equipment purchased for customers and, to a lesser extent, increased income tax and operating taxes and decreased income from the sale of fixed assets. Meanwhile, labour expenses related to telecom activities decreased 4.0% compared to the 1st half of 2016 on a comparable basis, mainly due to the reduction in the average number of full-time equivalent employees (-2.7%)[8]. Advertising and promotional expenses were also lower than in the 1st half of 2016, which included the costs of the brand change in Belgium and Egypt and the Euro 2016 sponsorship.

Operating income

The Group had operating income of 2.434 billion euros in the 1st half of 2017. This included 2.462 billion euros of operating income from telecom activities and a 28 million-euro operating loss from Orange Bank.

The 293 million-euro increase in operating income compared with the 1st half of 2016 was due to EBITDA growth in the 1st half of 2017 (186 million euros) and to the effect of the recognition in the 1st half 2016 results of a 176 million-euro impairment charge related to Egypt (including 80 million euros for goodwill and 96 million euros for fixed assets), partially offset by a 72 million-euro increase in amortisation and depreciation.

Net income

The Group had consolidated net income of 830 million euros in the 1st half of 2017, compared with 3.323 billion euros in the 1st half of 2016. The 2.493 billion-euro decrease related mainly to the effect of the recognition of net income from discontinued operations related to the sale of EE in the 1st half of 2016 for 2.249 billion euros.

Net income from continuing operations declined 244 million euros. Excluding the impact of a charge of 349 million euros related to the interest held in BT Group[9], net income from continuing operations improved by 105 million euros:

-  increased operating income (293 million euros),

-  and improved cost of gross financial debt (114 million euros) and income from foreign exchange (35 million euros),

were partially offset by increased corporate tax (339 million euros[10]).

CAPEX

Group CAPEX was 3.276 billion euros in the 1st half of 2017, an increase of 3.0% on a comparable basis. CAPEX for telecom activities (3.251 billion euros) rose 2.2%, and the ratio of CAPEX to revenues from telecom activities was 16.0% (+0.2 percentage points compared with the 1st half of 2016).

Investments in fibre increased 5% on a comparable basis and mainly concerned France, Spain and Poland. At 30 June 2017, the number of households with fibre connectivity was 10.7 million in Spain (+2.4 million year on year), 7.9 million in France (+2.0 million) and close to 2 million in Poland (+0.9 million).

CAPEX was also strong in very high-speed mobile services, led mainly by France and the Africa & Middle East segment. 4G coverage at 30 June 2017 was 92% of the population in France, 93% in Spain, 99.8% in Poland, 99.6% in Belgium, 87% in Romania, 80.1% in Slovakia, and 98% in Moldova. In France and Spain, investments also sought to improve service quality for recreational areas and in public transportation. 4G+ deployment also continued in France and in the other European countries.

In the Africa & Middle East segment, 3G has been deployed in all 21 countries, with 4G available in 11 of them (Botswana, Cameroon, Côte d’Ivoire, Guinea Bissau, Jordan, Liberia, Madagascar, Mauritius, Morocco, Senegal and Tunisia). Orange Egypt is rolling out 4G, after securing a license last October.

Investments in customer equipment also increased, connected to the development of convergent offers over cable in Belgium.

The store modernisation programme continued: at 30 June 2017, the Group had 222 stores based on the new Smart Store concept, 83 of which were in France, 114 in other European countries, and 25 in Africa and the Middle East.

In the area of Internet of Things (IoT), deployment of the low-power Orange network (based on LoRa technology) is underway in France with the objective of achieving national coverage in metropolitan France by the end of 2017. In addition, Orange is preparing to test the interconnection of its LoRa network with that of another European operator by December to supplement the end-to-end Orange Business Services solution internationally for targeted coverage in cities, ports and industrial sites.

Investments in information systems and services platforms remained significant in order to support the transformation and included information technology development in preparation for the launch of the Orange Bank offer.

Changes in portfolio of assets

As of 31 December 2016, Orange had a 4% stake in BT Group following the sale of EE to BT Group. In line with the terms of the sale, Orange agreed to hold the shares for a minimum period of one year (“lock-up”). This lock-up expired in January 2017 and in June 2017, Orange adopted a balanced approach to reduce the Group’s exposure to BT Group while remaining open to a potential future share price increase through its remaining interest. This was done with both:

-  the sale of 133 million BT shares, which is 1.33% of the share capital of BT, for the net equivalent amount of 433 million euros at 22 June 2017; and

-  the issue of convertible bonds for 517 million pounds sterling. These bonds, maturing in four years, were issued at a reference price of 288 pence per BT share and are accompanied by an exchange premium of 35%, corresponding to an exchange price of 389 pence per BT share. They bear interest at 0.375% per year, which is a negative interest rate after conversion into euros.

At 30 June 2017, Orange held a 2.67% stake in BT Group. In the case of exercise in full of the exchange rights underlying the bonds, Orange would retain a 1.33% stake in BT Group.

In connection with the above-mentioned transactions, Orange Group has agreed not to sell additional BT shares up to and including 25 September 2017.

Net financial debt

Group net financial debt[11] was 24.555 billion euros at 30 June 2017, up 111 million euros from 31 December 2016.

The ratio of “net financial debt to adjusted EBITDA for telecom activities” was 1.92x at 30 June 2017, compared with 1.93x at 31 December 2016. This was in line with the objective of a net debt to adjusted EBITDA ratio for telecom activities of around 2x in the medium term.

Items related to the change in net financial debt and to the ratio of net debt to adjusted EBITDA for telecom activities are presented in appendix 4.

Review by operating segment

France

In millions of euros	period ended 30 June
	2017	2016	2016	17/16	17/16
		comparable basis	historical basis	comparable basis	historical basis

Revenues	8,879	8,860	8,860	0.2%	0.2%
Adjusted EBITDA	3,168	3,070	3,070	3.2%	3.2%
Adjusted EBITDA / Revenues	35.7%	34.6%	34.6%	0	0
Operating Income	1,610	-	1,480	-	8.8%
CAPEX	1,611	1,590	1,586	1.3%	1.6%
CAPEX / Revenues	18.1%	17.9%	17.9%	0	0

In France, revenues rose 0.5% in the 2nd quarter of 2017 after a steady performance in the 1st quarter (-0.1%). In addition to stronger growth in mobile equipment sales (+13.1% in the 2nd quarter), the mobile services trend improved, with a lesser decline of 1.1% in the 2nd quarter of 2017 compared with a decline of 3.3% in the 1st quarter. This was due to a lower decline of national roaming and a lesser impact of roaming price reductions in Europe, which came into effect in April 2016, compared with the 1st quarter.

The contract customer base[12] (18.3 million at 30 June 2017) continued to rise steadily (+2.6% year on year), led by convergent offers. SIM cards linked to convergent offers rose 11.6% in one year, i.e. 8.6 million SIM cards at 30 June 2017. At that date, 67% of consumer contracts included 4G (+15 percentage points year on year) and SIM-only offers represented 72.3% of the consumer contracts (+14 percentage points year on year).

Fixed services rose 1.1% in the 2nd quarter of 2017 after climbing 1.6% in the 1st quarter. Fixed broadband services continued to grow steadily (+5.0% in the 2nd quarter after rising 5.5% in the 1st quarter), led by increases to both customer base and ARPU.

The fixed broadband customer base reached 11.0 million subscribers at 30 June 2017 (+3.5% year on year). It included 1.7 million fibre subscribers, an increase of +43% year on year. The quarterly ARPU of fixed broadband rose 1.4% in the 2nd quarter of 2017, reflecting in particular the growth of fibre. Consumer convergent offers (5.7 million customers at 30 June 2017, a year-on-year increase of 9.3%) represented 57.8% of the consumer fixed broadband customer base (+2.8 percentage points in one year).

Fixed services to carriers increased 2.3% in the 2nd quarter of 2017 after rising 5.1% in the 1st quarter, led by unbundling and wholesale ADSL subscriptions. Traditional telephony fell 10.1% in the 2nd quarter.

Adjusted EBITDA for France rose 3.2% in the 1st half of 2017 and the adjusted EBITA margin (35.7%) improved 1.0 percentage point compared with the 1st half of 2016. In addition to increased revenues, labour expenses were reduced[13] and savings were realised in connection with the Explore2020 operational efficiency plan (streamlining of the distribution network, increasing proportion of digital interactions in customer relations and optimisation of network-maintenance costs), partially offset by increased content costs.

CAPEX in France (1.611 billion euros in the 1st half of 2017) rose 1.3% on a comparable basis and the ratio of CAPEX to revenues was 18.1% (+0.2 percentage points compared with the 1st half of 2016), led by investments in very high-speed broadband (fibre and 4G). Orange France had a total of 7.9 million households with connectivity at 30 June 2017 (+2.0 million households in one year). In parallel, heavy investment in very high-speed mobile continued: the 4G coverage rate reached 92% of the population at 30 June 2017 (+10 percentage points year on year), and 45% of the 4G sites were equipped with 4G+ at that date.

Europe

In millions of euros	period ended 30 June
	2017	2016	2016	17/16	17/16
		comparable basis	historical basis	comparable basis	historical basis

Revenues	5,405	5,162	5,128	4.7%	5.4%
Adjusted EBITDA	1,548	1,451	1,438	6.8%	7.7%
Adjusted EBITDA / Revenues	28.7%	28.1%	28.1%	0	0
Operating Income	479	-	275	-	73.6%
CAPEX	906	917	913	(1.2)%	(0.7)%
CAPEX / Revenues	16.8%	17.8%	17.8%	0	0

Revenues in the Europe segment grew 4.9% in the 2nd quarter of 2017 after rising 4.5% in the 1st quarter on a comparable basis. The progress between the two quarters was related to both mobile services and fixed services, while revenue growth also continued to be strong in mobile equipment sales (+17.6% in the 2nd quarter after rising 21.2% in the 1st quarter).

Mobile services rose 2.7% in the 2nd quarter of 2017 after rising 2.0% in the 1st quarter on a comparable basis. Commercial activity in contracts was very strong, with 399,000 net additions in the 2nd quarter of 2017. The contract customer base had 33.9 million customers at 30 June 2017, an increase of 5.7% year on year, representing 69% of the total mobile customer base at that date (+6.1 percentage points year on year).

Fixed broadband services increased 8.9% in the 2nd quarter of 2017 after rising 8.4% in the 1st quarter (on a comparable basis) with the rapid growth of fibre in Spain, the development of convergent offers recently marketed in Belgium, and the trend improvement in Poland. The fixed broadband customer base in the Europe segment had 6.9 million customers at 30 June 2017, an increase of 9.2% year on year.

Consumer convergent offers in the Europe segment accounted for 164,000 net additions in the 2nd quarter of 2017, led by Poland, Spain, Belgium and Romania. At 30 June 2017, the consumer convergent offers base in the Europe segment had 4.1 million customers, with year-on-year growth of 14.8%.

Adjusted EBITDA for the Europe segment increased 6.8% in the 1st half of 2017 on a comparable basis, and the adjusted EBITDA margin was 28.7% (+0.6 percentage points compared with the 1st half of 2016). The rise in revenues was partially offset by an increase in external purchases, including content costs, commercial expenses, and interconnection and connectivity costs.

CAPEX in the Europe segment was 906 million euros in the 1st half of 2017, similar to that of the 1st half of 2016 (917 million euros on a comparable basis). In particular, investments continued to be strong in fibre and in 4G and 4G+ mobile services. The ratio of CAPEX to revenues was 16.8% in the 1st half of 2017, down 1.0 percentage point compared with the 1st half of 2016.

Spain

In millions of euros	period ended 30 June
	2017	2016	2016	17/16	17/16
		comparable basis	historical basis	comparable basis	historical basis

Revenues	2,628	2,418	2,418	8.7%	8.7%
Adjusted EBITDA	722	627	625	15.3%	15.5%
Adjusted EBITDA / Revenues	27.5%	25.9%	25.9%	0	0
Operating Income	230	-	30	-	n.s.
CAPEX	538	547	547	(1.5)%	(1.5)%
CAPEX / Revenues	20.5%	22.6%	22.6%	0	0

Revenue growth in Spain continued to be strong (+8.8% in the 2nd quarter of 2017 after rising 8.5% in the 1st quarter), led by consumer convergence, from which revenues rose 13.4% in the 2nd quarter after climbing 12.1% in the 1st quarter. Consumer convergent offers had a total of 3.1 million customers at 30 June 2017, a year-on-year increase of 5.2%, representing 82.5% of the consumer fixed broadband customer base at that date (+1.3 percentage points in one year).

Mobile services increased 7.5% in the 2nd quarter of 2017 after climbing 8.1% in the 1st quarter. They benefitted from the continuous enrichment of offers and from 4G deployment, which had a total of 8.7 million customers at 30 June 2017 (+35% year on year). The contract customer base grew 4.7% year on year (12.798 million customers at 30 June 2017), and quarterly contract ARPU was up 4.3%. Growth in mobile services to other carriers was also significant with the increased revenues from visitor roaming, MVNOs and network sharing.

Fixed services rose 9.5% in the 2nd quarter of 2017 after climbing 7.5% in the 1st quarter.  Revenue growth continued to be quite strong in fixed broadband (+8.3% in the 2nd quarter of 2017 after rising 8.5% in the 1st quarter of 2017). Fixed broadband had a total of 4.2 million customers at 30 June 2017 (+4.4% year on year), and quarterly ARPU increased 3.5%. Fibre in particular rose sharply: with 1.9 million customers at 30 June 2017 (+60% in one year), representing 46.6% of the fixed broadband customer base at that date (+16.2 percentage points year on year). TV services also grew rapidly, with 541,000 customers at 30 June 2017 (+42.2% year on year), led by content offers.

Adjusted EBITDA from Spain rose 15.3% in the 1st half of 2017 on a comparable basis, and the adjusted EBITDA margin (27.5%) improved 1.6 percentage points compared with the 1st half of 2016. The revenue growth was partially offset by increased commercial expenses, content purchases, and network and interconnection costs.

CAPEX in Spain was 538 million euros in the 1st half of 2017 on a comparable basis, and the ratio of CAPEX to revenues was 20.5%. Significant investment in fibre continued. At 30 June 2017, 10.7 million households had fibre connectivity, an increase of 2.4 million in one year. As a result of this strong progress, Orange is now the number two network for fixed services in Spain. On the mobile network, increased capital expenditure on 4G significantly improved network coverage, which reached 93% of the population at 30 June 2017 (+4.3 percentage points in one year).

Poland

In millions of euros	period ended 30 June
	2017	2016	2016	17/16	17/16
		comparable basis	historical basis	comparable basis	historical basis

Revenues	1,325	1,337	1,306	(0.9)%	1.4%
Adjusted EBITDA	367	396	387	(7.4)%	(5.2)%
Adjusted EBITDA / Revenues	27.7%	29.6%	29.6%	0	0
Operating Income	64	-	81	-	(21.9)%
CAPEX	192	198	194	(3.3)%	(1.1)%
CAPEX / Revenues	14.5%	14.8%	14.8%	0	0

Revenues in Poland fell 2.2% in the 2nd quarter of 2017 on a comparable basis, following a 0.5% revenue increase in the 1st quarter that reflected very strong growth in mobile equipment sales. The growth of consumer convergent offers accelerated, with 120,000 net additions in the 2nd quarter of 2017 after recording 72,000 in the 1st quarter. There was a total of 858,000 consumer convergent offers in Poland at 30 June 2017, a year-on-year increase of 51.1%. The launch of Orange Love convergent offers five months ago has already proved a success, with more than 200,000 subscriptions at 30 June 2017.

The mobile services trend improved 0.6 percentage points in the 2nd quarter of 2017 (a 6.0% decline, following the 6.6% decline in the 1st quarter on a comparable basis). However, they continued to be impacted by the development of offers with instalment payment plans and SIM-only offers. The contract customer base recorded 121,000 net additions in the 2nd quarter and had 9.6 million customers at 30 June 2017, with year-on-year growth of 10.1% on a comparable basis, and 4G had a total of 5.2 million users at 30 June 2017 (1.6x year on year). In addition, the prepaid customer base recorded a net loss of 2.9 million customers year on year (-37.0% on a comparable basis), impacted by migration to contracts and to the mandatory registration of customers’ identities since July 2016, with however, a limited impact on the revenue trend.

The improvement in the fixed services trend (-4.3% in the 2nd quarter of 2017 after declining 5.4% in the 1st quarter on a comparable basis) reflected the change in fixed broadband, where revenues rose 2.2% in the 2nd quarter of 2017 after rising 1.3% in the 1st quarter. The fixed broadband customer base (2.3 million customers at 30 June 2017) increased 9.7% year on year on a comparable basis, led by the rapid development of fixed 4G, fibre and VDSL. At 30 June 2017, very high-speed offers had 588,000 customers (+50.0% year on year on a comparable basis), including 145,000 fibre subscribers. Meanwhile, the downward trend in revenues from traditional telephony continued into the 2nd quarter of 2017 (-13.1%), and carrier services fell 7.3%.

Adjusted EBITDA from Poland declined 7.4% in the 1st half of 2017 on a comparable basis, with an adjusted EBITDA margin of 27.7%, down 1.9 percentage points. The decreased revenues and increased interconnection costs were partially offset by the significant reduction of commercial expenses (mobile handset purchases, distribution, advertising and promotions) as well as the increased revenues from the sale of fixed assets (in connection with the plan to optimise property assets).

CAPEX in Poland was 192 million euros in the 1st half of 2017, a year-on-year decrease of 3.3% on a comparable basis. Investments in customer equipment and information technology were optimised to preserve the investments needed for fibre and 4G networks. At 30 June 2017, nearly 2.0 million households had fibre connectivity (2.0x in one year) and 4G covered 99.8% of the population.

Belgium & Luxembourg

In millions of euros	period ended 30 June
	2017	2016	2016	17/16	17/16
		comparable basis	historical basis	comparable basis	historical basis

Revenues	617	609	609	1.4%	1.4%
Adjusted EBITDA	157	145	145	8.4%	8.4%
Adjusted EBITDA / Revenues	25.5%	23.8%	23.8%	0	0
Operating Income	44	-	47	-	(6.5)%
CAPEX	77	62	62	24.3%	24.3%
CAPEX / Revenues	12.5%	10.2%	10.2%	0	0

Revenues from Belgium & Luxembourg rose 3.5% in the 2nd quarter of 2017 after falling 0.7% in the 1st quarter. Growth in the 2nd quarter benefitted from the recovery of mobile equipment sales and the favourable impact on revenues from MVNOs[14]. Added to this was the higher level of net mobile contract sales and the development of convergence.

Mobile services rose 3.5% in the 2nd quarter of 2017 after declining 0.4% in the 1st quarter. Excluding the favourable impact on revenues from MVNOs, the mobile services trend improved. In particular, contract net additions[15] in Belgium were significantly higher in the 2nd quarter (21,000) than in the 1st quarter (3,000) and the quarterly customer ARPU rose 1.0%, driven by 4G data services.

The contract customer base15 in Belgium & Luxembourg (2.372 million customers at 30 June 2017) grew 1.8% year on year.

Fixed services increased 15.7% in the 2nd quarter of 2017 after rising 14.3% in the 1st quarter, led by the new Love convergent offers (mobile and Internet + TV), which already had a total of 64,000 customers at 30 June 2017. This commercial success confirms Orange Belgium’s successful introduction as an alternative convergent player on the Belgian market.

Adjusted EBITDA from Belgium & Luxembourg increased 8.4% in the 1st half of 2017. In addition to revenue growth, commercial expenses (purchases of mobile handsets, advertising expenses and commissions) and interconnection costs decreased. These changes were partially offset by increased connectivity costs (access to the cable network) related to the launch of convergent offers.

CAPEX in Belgium & Luxembourg was 77 million euros in the 1st half of 2017. The 15 million-euro increase compared with the 1st half of 2016 reflected the development of fixed broadband services (IT and customer equipment) related to the deployment of convergent offers on cable. Meanwhile, investments in 4G+ continued to be high. At 30 June 2017, 4G covered 99.6% of the population in Belgium and 4G+ covered 57%.

Central European countries

In millions of euros	period ended 30 June
	2017	2016	2016	17/16	17/16
		comparable basis	historical basis	comparable basis	historical basis

Revenues	843	801	798	5.2%	5.6%
Adjusted EBITDA	302	283	281	7.0%	7.6%
Adjusted EBITDA / Revenues	35.9%	35.3%	35.2%	0	0
Operating Income	141	-	117	-	20.6%
CAPEX	99	110	110	(10.4)%	(10.1)%
CAPEX / Revenues	11.7%	13.8%	13.8%	0	0

Revenues from the Central European countries rose 7.1% in the 2nd quarter of 2017 after rising 3.2% in the 1st quarter on a comparable basis. In addition to stronger growth in mobile equipment sales, the mobile services and fixed services trend improved.

In Romania, revenues grew 11.0% in the 2nd quarter of 2017 after rising 4.6% in the 1st quarter, led by stronger mobile equipment sales and the improved trend in fixed and mobile services. TV services had 351,000 customers at 30 June 2017, an increase of 15.3% year on year, while fixed broadband services had 124,000 customers at 30 June 2017.

In Slovakia, revenues were stable in the 2nd quarter of 2017 (+0.1%) after declining 1.0% in the 1st quarter. The trend improvement was driven by fixed and mobile services, while growth continued to be strong in mobile equipment sales. Fixed broadband had 168,000 customers at 30 June 2017.

In Moldova, revenues rose 4.4% in the 2nd quarter of 2017 after rising 5.6% in the 1st quarter. The growth of mobile equipment sales and of fixed broadband services was partially offset by decreased mobile services due to the continued decline in international traffic. Orange Moldova TV services had 98,000 customers at 30 June 2017, while fixed broadband had 45,000 customers at that date.

The Central European countries had 14.7 million mobile customers at 30 June 2017, with contract customers (8.2 million) representing 55.9% of the mobile customer base at that date. The 4G mobile base (3.9 million customers) was up sharply (1.6x year on year).

The fixed broadband customer base in Central European Countries had a total of 337,000 customers at 30 June 2017. Consumer convergent offers (Romania and Slovakia) had a total of 82,000 customers at that date.

Adjusted EBITDA from the Central European countries rose 7.0% in the 1st half of 2017 on a comparable basis, and the adjusted EBITDA margin rate improved by 0.6 percentage points compared with the 1st half of 2016. The revenue growth was partly offset by increased interconnection costs and commercial expenses (purchases of mobile handsets).

CAPEX in the Central European countries was 99 million euros in the 1st half of 2017. The higher CAPEX in the 1st half of 2016 was related to the implementation of a network sharing contract with Vodafone and the replacement of the urban network in Romania. 4G is being deployed in the three countries, enabling a significant improvement in the rate of population covered, with 87% in Romania, 80.1% in Slovakia and 98% in Moldova at 30 June 2017.

Africa & Middle East

In millions of euros	period ended 30 June
	2017	2016	2016	17/16	17/16
		comparable basis	historical basis	comparable basis	historical basis

Revenues	2,491	2,449	2,516	1.7%	(1.0)%
Adjusted EBITDA	764	757	828	0.9%	(7.7)%
Adjusted EBITDA / Revenues	30.7%	30.9%	32.9%	0	0
Operating Income	329	-	147	-	124.6%
CAPEX	428	367	359	16.5%	19.3%
CAPEX / Revenues	17.2%	15.0%	14.3%	0	0

Revenues from the Africa & Middle East segment returned to solid growth in the 2nd quarter of 2017 (+2.7% on a comparable basis) after slowing in the 1st quarter (+0.7%). In the 2nd quarter, revenue growth was generated by the Côte d'Ivoire group[16] (in particular Burkina Faso and Côte d’Ivoire), the Sonatel group[17] (principally Mali and Guinea) and the improvement in Morocco, while the revenue trend in the Democratic Republic of Congo, impacted by an unfavourable environment for several quarters, gradually improved.

Mobile data services continued to climb sharply, rising 33% in the 2nd quarter of 2017, while revenues from Orange Money grew 65%. Orange Money had 32.4 million customers at 30 June 2017, including 10.0 million active customers. 4G is available in 11 countries: Botswana, Cameroon, Côte d’Ivoire, Guinea Bissau, Jordan, Liberia, Madagascar, Mauritius, Morocco, Senegal and Tunisia. Orange Egypt is rolling out 4G following the acquisition of a licence last October.

In the Africa & Middle East segment, the mobile customer base had 127.2 million customers at 30 June 2017, a year-on-year increase of 5.7% on a comparable basis (+6.9 million customers). The 2nd quarter of 2017 saw 3.9 million net additions, led in particular by the Sonatel group, the Côte d’Ivoire group, Morocco, and the Democratic Republic of Congo. This confirms the recovery recorded in the 1st quarter 2017 (+2.7 million net additions), following a year in which customer bases were impacted by the strengthened requirement for verification of customers’ identities.

Adjusted EBITDA for the Africa & Middle East segment grew 0.9% in the 1st half of 2017 on a comparable basis, while the adjusted EBITDA margin (30.7%) was almost stable compared to the 1st half of 2016 (30.9%). Revenue growth as well as reduced service fees and inter-operator costs were partially offset by higher commercial expenses and tax increases in certain countries.

CAPEX in the Africa & Middle East segment was 428 million euros in the 1st half of 2017, an increase of 16.5% on a comparable basis related to the deployment of 4G, with 2,000 new sites opened during the half year, particularly in Egypt, Morocco, Côte d’Ivoire and Cameroon. The ratio of CAPEX to revenues (17.2% in the 1st half of 2017) rose 2.2 percentage points on a comparable basis.

Enterprise

In millions of euros	period ended 30 June
	2017	2016	2016	17/16	17/16
		comparable basis	historical basis	comparable basis	historical basis

Revenues	3,615	3,675	3,666	(1.6)%	(1.4)%
Adjusted EBITDA	629	661	660	(4.9)%	(4.7)%
Adjusted EBITDA / Revenues	17.4%	18.0%	18.0%	0	0
Operating Income	431	-	503	-	(14.3)%
CAPEX	179	169	168	5.7%	6.2%
CAPEX / Revenues	4.9%	4.6%	4.6%	0	0

Revenues from the Enterprise segment fell 1.3% in the 2nd quarter of 2017 after declining 2.0% in the 1st quarter on a comparable basis. The trend improvement in the 2nd quarter related to IT and integration services, voice services and mobile.

IT and integration services grew 3.3% in the 2nd quarter of 2017 after rising 2.6% in the 1st quarter, led by the strong growth of security services (+27%) and Cloud services (+15%).

The voice services trend improved 2.6 percentage points in the 2nd quarter of 2017 (-3.8% after falling 6.4% in the 1st quarter), reflecting the more favourable trend in voice-over-IP services and customer relationship services (contact number services), while traditional fixed telephony continued its downward trend (-8.5% in the 2nd quarter of 2017).

Mobile services and equipment sales were nearly flat in the 2nd quarter of 2017 (-0.2%) after declining 2.7% in the 1st quarter of 2017. The trend improvement in the 2nd quarter was related to both mobile services and equipment sales.

Data services recorded a 3.5% decrease in the 2nd quarter of 2017, after declining 2.6% in the 1st quarter in connection with the non-renewal of certain contracts (connectivity and broadcasting). There were 353,000 IPVPN subscribers at 30 June 2017 (+1.1% year on year).

Adjusted EBITDA for the Enterprise segment fell 4.9% in the 1st half of 2017 on a comparable basis, while the adjusted EBITDA margin (17.4%) declined 0.6 percentage points compared with the 1st half of 2016. The downturn in revenues was partly offset by the reduction of external purchases and of labour expenses.

CAPEX in the Enterprise segment was 179 million euros in the 1st half of 2017, an increase of 5.7% on a comparable basis, in line with the development of new IT services.

International Carriers & Shared Services

In millions of euros	period ended 30 June
	2017	2016	2016	17/16	17/16
		comparable basis	historical basis	comparable basis	historical basis

Revenues	819	903	904	(9.3)%	(9.4)%
Adjusted EBITDA	(104)	(74)	(83)
Adjusted EBITDA / Revenues	(12.8)%	(8.1)%	(9.3)%	0	0
Operating Income	(387)	-	(264)	-	(46.0)%
CAPEX	127	138	141	(7.0)%	(10.2)%
CAPEX / Revenues	15.6%	15.2%	15.7%	0	0

Revenues from the International Carriers & Shared Services segment fell 9.3% in the 1st half of 2017 on a comparable basis, mostly in connection with the downturn in services to international carriers. Added to this was a decrease in revenues from the Viaccess subsidiary, which had benefitted in the 1st half of 2016 from the programme to replace TV decoder boards.

Adjusted EBITDA fell to -104 million euros in the 1st half of 2017, down from -74 million euros in the 1st half of 2016 on a comparable basis. The 31 million-euro decrease in adjusted EBITDA between the two half-year periods was linked to reduced income from the sale of fixed assets, partially offset by reduced brand investments, with Euro 2016 sponsorship expenses and the brand change in Belgium and Egypt having been recorded in the 1st half of 2016.

CAPEX was 127 million euros in the 1st half of 2017, a reduction of 11 million euros on a comparable basis linked to the higher level of property investment in 2016, in particular with the completion of the Orange Gardens eco-campus for innovation.

Orange Bank

Orange Bank’s contribution to the Group’s adjusted EBITDA was -27 million euros in the 1st half of 2017. This total includes principally net banking income (NBI) of 38 million euros, the cost of risk of -3 million euros, and general operating expenses.

Orange Bank had an operating loss of 28 million euros in the 1st half of 2017.

CAPEX for Orange Bank (25 million euros in the 1st half of 2017) is related to preparations for the commercial launch of the business, planned for the 2nd half of 2017.

Schedule of upcoming events

26 October 2017: third-quarter 2017 results

Contacts

press: +33 1 44 44 93 93 Jean-Bernard Orsoni jeanbernard.orsoni@orange.com Tom Wright tom.wright@orange.com Olivier Emberger olivier.emberger@orange.com financial communications: +33 1 44 44 04 32

(analysts and investors)

Patrice Lambert-de Diesbach
p.lambert@orange.com

Constance Gest
constance.gest@orange.com

Luca Gaballo
luca.gaballo@orange.com

Anna Vanova
anna.vanova@orange.com

Samuel Castelo

samuel.castelo@orange.com

Didier Kohn
didier.kohn@orange.com

All press releases are available on the following websites:

www.orange.com; www.orange.es; www.orange-ir.pl; www.orange.be; www.orange-business.com

Disclaimer

This press release contains forward-looking statements about Orange. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ from the results anticipated in the forward-looking statements include, among others: the success of Orange’s strategy, particularly its ability to maintain control over customer relations when facing competition with OTT players, risks related to banking activities, loss or disclosure to third parties of customers data, Orange’s ability to withstand intense competition in mature markets, networks or software failures due to cyberattacks, damage to networks caused by natural disasters, terrorist acts or other reasons, various frauds affecting Orange or its clients, Orange’s ability to retain the neccessary skills given the high level of employee retirements and the development of new needs, difficulties in integrating newly acquired businesses as part of the telecommunication sector’s consolidation in Europe, its ability to capture growth opportunities in emerging markets and the risks specific to those markets, possible adverse health effects associated with the use of telecommunications equipment, risks related to the single brand strategy, the eruption of a global financial or economic crisis, fiscal and regulatory constraints and changes, the results of litigation regarding regulations, competition and other matters, disagreements with its co-shareholders in companies that Orange does not control, the terms of access to capital markets, interest rate or exchange rate fluctuations, Orange's credit ratings, changes in assumptions underlying the accounting value of certain assets resulting in their impairment, and credit risks or counterparty risks on financial transactions. More detailed information on the potential risks that could affect our financial results is included in the Registration Document filed on April 6, 2017 with the French Autorité des Marchés Financiers (AMF) and in the annual report on Form 20-F filed on April 7, 2017 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Appendix 1: consolidated income statement

(in millions of euros, except for per share data)	June 30, 2017	June 30, 2016
Revenues	20,276	20,079
External purchases	(8,967)	(8,818)
Other operating income	368	370
Other operating expense	(349)	(234)
Labour expenses	(4,229)	(4,404)
Operating taxes and levies	(1,239)	(1,128)
Gains (losses) on disposal of investments and activities	(6)	67
Restructuring and integration costs	(76)	(340)
Depreciation and amortization	(3,351)	(3,279)
Impairment of goodwill	-	(80)
Impairment of fixed assets	4	(92)
Share of profits (losses) of associates and joint ventures	3	-
Operating income	2,434	2,141
Cost of gross financial debt	(618)	(732)
Gains (losses) on assets contributing to net financial debt	7	13
Foreign exchange gains (losses)	(60)	(95)
Other net financial expenses	(8)	(16)
Effects resulting from BT stake	(349)	-
Finance costs, net	(1,028)	(830)
Income tax	(576)	(237)
Consolidated net income of continuing operations	830	1,074
Consolidated net income of discontinued operations (EE)	-	2,249
Consolidated net income	830	3,323
Net income attributable to owners of the parent company	682	3,168
Non-controlling interests	148	155
Earnings per share (in euros) attributable to parent company
Net income of continuing operations
•	basic	0.20	0.29
•	diluted	0.20	0.29
Net income of discontinued operations
•	basic	-	0.85
•	diluted	-	0.83
Net income
•	basic	0.20	1.14
•	diluted	0.20	1.12

0

Appendix 2: consolidated statement of financial position

(in millions of euros)	June 30, 2017	Dec. 31, 2016
Assets
Goodwill	27,123	27,156
Other Intangible assets	14,481	14,602
Property, plant and equipment	26,115	25,912
Interests in associates and joint ventures	133	130
Non-current loans and advances of Orange Bank	1,030	1,025
Non-current financial assets	3,299	3,882
Non-current derivatives assets	507	915
Other non-current assets	108	106
Deferred tax assets	2,066	2,116
Total non-current assets	74,862	75,844
Inventories	772	819
Trade receivables	4,999	4,964
Current loans and advances of Orange Bank	1,638	2,066
Current financial assets	1,934	1,862
Current derivatives assets	26	57
Other current assets	1,043	1,073
Operating taxes and levies receivables	836	918
Current tax assets	87	170
Prepaid expenses	786	540
Cash and cash equivalent	6,807	6,355
Total current assets	18,928	18,824
Total assets	93,790	94,668
EQUITY AND LIABILITIES
Share capital	10,640	10,640
Share premiums and statutory reserve	16,859	16,859
Subordinated notes	5,803	5,803
Retained earnings	(3,106)	(2,614)
Equity attributable to the owners of the parent	30,196	30,688
Non-controlling interest	2,405	2,486
Total equity	32,601	33,174
Non-current financial liabilities	28,362	28,909
Non-current derivatives liabilities	745	578
Non-current fixed assets payable	911	907
Non-current debts related to Orange Bank activities	512	518
Non-current employee benefits	2,789	3,029
Non-current provisions for dismantling	762	716
Non-current restructuring provisions	239	185
Other non-current liabilities	571	608
Deferred tax liabilities	631	658
Total non-current liabilities	35,522	36,108
Current financial liabilities	4,936	4,759
Current derivatives liabilities	38	50
Current fixed assets payable	2,541	2,800
Trade payables	6,252	6,211
Current debts related to Orange Bank activities	3,691	3,846
Current employee benefits	2,203	2,266
Current provisions for dismantling	12	21
Current restructuring provisions	121	190
Other current liabilities	1,717	1,530
Operating taxes and levies payables	1,566	1,241
Current tax payables	472	338
Deferred income	2,118	2,134
Total current liabilities	25,667	25,386
Total equity and liabilities	93,790	94,668

Appendix 3: consolidated statement of cash flows

(in millions of euros)	June 30, 2017	June 30, 2016
Operating activities
Consolidated net income	830	3,323
Adjustments to reconcile net income (loss) to funds generated from operations	5,935	3,016
Changes in working capital (1)	(7)	(576)
Other net cash out	(2,006)	(1,907)
Net cash provided by operating activities (a)	4,752	3,856
o/w discontinued operations (EE)	-	202
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets	(3,559)	(4,323)
Cash paid for investment securities, net of cash acquired	(7)	(852)
Investments in associates and joint ventures	-	(11)
Other purchases of assets available for sale	(21)	(7)
Purchases of equity securities measured at fair value	(7)	(1)
Proceeds from sale of EE	-	4,493
Proceeds from sale of BT	433	-
Other proceeds from sales of investment securities, net of cash transferred	6	72
Decrease (increase) in securities and other financial assets	(123)	(92)
Net cash used in investing activities (b)	(3,278)	(721)
o/w discontinued operations (EE)	-	4,493

Financing activities
Long-term debt issuances	2,253	756
Long-term debt redemptions and repayments	(2,048)	(1,038)
Increase (decrease) of bank overdrafts and short-term borrowings	710	666
Decrease (increase) of cash collateral deposits	(437)	(759)
Exchange rates effects on derivatives, net	(23)	7
Coupon on subordinated notes issuance	(179)	(188)
Proceeds (purchases) from treasury shares	(18)	(6)
Employees shareholding plans	-	(34)
Capital increase (decrease) - owners of the parent company	-	113
Capital increase (decrease) - non-controlling interests	26	(43)
Changes in ownership interests with no gain / loss of control	4	(10)
Dividends paid to owners of the parent company	(1,064)	(1,064)
Dividends paid to non-controlling interests	(203)	(195)
Net cash used in financing activities (c)	(979)	(1,795)
o/w discontinued operations (EE)	-	(220)
Cash change in cash and cash equivalents (a) + (b) + (c)	495	1,340

Net change in cash and cash equivalents
Cash and cash equivalents - opening balance	6,355	4,469
Cash change in cash and cash equivalents	495	1,340
Non-cash change in cash and cash equivalents (2)	(43)	8
Cash and cash equivalents - closing balance	6,807	5,817

(1)        Excluding operating tax receivables and payables. The variation is mainly due to the settlement of the competition dispute concerning the Enterprises segment for (350) million euros in 2016.

(2)        Mainly non-cash varations in the exchange rate on cash and cash equivalents.

Appendix 4: change in net financial debt for the 1st half of 2017

(in millions of euros, on an historical basis)	June 30, 2017	December 31, 2016
Adjusted EBITDA- CAPEX from telecom activities	2,754	5,738
Change in CAPEX vendors	(218)	305	(1)
Change in working capital requirements	(299)	(428)	(2)
Licences and spectrum	(161)	(1,800)
Interest paid and interest rate effects on derivatives, net (net of dividends received)	(732)	(1,109)
Income taxes cash out	(391)	(906)
Other operational items	4	(1,146)	(3)
Dividends paid to owners of parent company	(1,064)	(1,596)	(4)
Dividends paid to non-controlling interests	(203)	(259)
Coupons on subordinated notes	(179)	(291)
Purchase/Disposal of own shares	(18)	6
Net of acquisitions and disposals	409	3,290	(5)
Other financial items	(13)	304	(6)
Variation in net debt	(111)	2,108
Net financial debt*	(24,555)	(24,444)
Ratio of net financial debt / Adjusted EBITDA**	1.92x	1.93x

(1) The change in CAPEX vendors reflects the Group’s investment cycle and changes in investment levels from one period to the next.

(2) The change in working capital requirement reflects changes in the operating cycle from one period to the next. In 2016, it included in particular the unfavourable impact of the fine paid to the Competition Authority in France for the Enterprise market (350 million euros).

(3) Other operational items include disbursements for the Part Time for Seniors Plan and for restructuring, receipt of payments related to asset sales, and other operational items such as the change in operational tax debt.

(4) In 2017: balance of 2016 dividend paid on 14 June 2017 (0.40 euros per share). In 2016: balance of 2015 dividend paid on 23 June 2016 (0.40 euros per share) and payment of the 2016 interim dividend (0.20 euros per share paid on 7 December 2016).

(5) In 2017: sale of 1.33% of the share capital of BT Group for 433 million euros.  In 2016: sale of Orange’s interest in EE, acquisition of 100% of Cellcom in Liberia, of Tigo in the Democratic Republic of the Congo, and of Airtel in Burkina Faso and in Sierra Leone.

(6) In 2016, other financial items correspond mainly to: the impact of financial hedges for the Group’s exposure in pounds sterling; the impact of foreign exchange related to net financial debt in Egyptian pounds; the capital increase of Orange SA in connection with the Orange Ambition 2016 employee shareholding offer; and the net impact of the acquisition of a majority interest in Groupama banque (now Orange Bank).

* Net financial debt as defined and used by Orange does not include the activities of Orange Bank, to which this concept does not apply.

**   The ratio of net financial debt to adjusted EBITDA from the telecom activities is calculated based on the ratio of the Group’s net financial debt to adjusted EBITDA from the telecom activities calculated for the 12 previous months.

Appendix 5: analysis of adjusted consolidated EBITDA

	2017	2016	change
		comparable basis	comparable basis
In millions of euros			(in %)

1st half
Revenues	20,276	20,054	1.1%
External purchases	(8,967)	(8,842)	1.4%
as % of revenues	44.2%	44.1%	0.1 pt
of which:
Interconnection costs	(2,641)	(2,675)	(1.3)%
as % of revenues	13.0%	13.3%	(0.3) pt
Other network and IT expenses	(1,543)	(1,505)	2.5%
as % of revenues	7.6%	7.5%	0.1 pt
Property, overheads, other expenses and capitalised costs	(1,533)	(1,532)	0.1%
as % of revenues	7.6%	7.6%	(0.1) pt
Commercial expenses and content costs	(3,250)	(3,131)	3.8%
as % of revenues	16.0%	15.6%	0.4 pt
Labour expenses	(4,171)	(4,338)	(3.9)%
as % of revenues	20.6%	21.6%	(1.1) pt
Operating taxes and levies	(1,244)	(1,222)	1.8%
Other operating income and expenses	84	198	-
Adjusted EBITDA*	5,978	5,848	2.2%

	2017	2016	change
		comparable basis	comparable basis
In millions of euros			(in %)

2nd quarter
Revenues	10,206	10,068	1.4%
External purchases	(4,509)	(4,463)	1.0%
as % of revenues	44.2%	44.3%	(0.1) pt
of which:
Interconnection costs	(1,327)	(1,345)	(1.4)%
as % of revenues	13.0%	13.4%	(0.4) pt
Other network and IT expenses	(770)	(750)	2.6%
as % of revenues	7.5%	7.5%	0.1 pt
Property, overheads, other expenses and capitalized costs	(758)	(781)	(2.9)%
as % of revenues	7.4%	7.8%	(0.3) pt
Commercial expenses and content costs	(1,654)	(1,587)	4.3%
as % of revenues	16.2%	15.8%	0.4 pt
Labour expenses	(2,065)	(2,118)	(2.5)%
as % of revenues	20.2%	21.0%	(0.8) pt
Operating taxes and levies	(318)	(296)	7.5%
Other operating income and expenses	65	108	-
Adjusted EBITDA*	3,380	3,300	2.4%

* Adjustments to the presentation of EBITDA are described in appendix 6.

Appendix 6: adjusted data to consolidated income statement

2017 data	2nd quarter			June 30
In millions of euros	Adjusted data	Presentation adjustments	Income statement	Adjusted data	Presentation adjustments	Income statement
Revenues	10,206		10,206	20,276		20,276
External purchases	(4,509)	-	(4,509)	(8,967)	-	(8,967)
Other operating income	206	5	211	353	15	368
Other operating expense	(141)	(80)	(221)	(269)	(80)	(349)
Labour expenses	(2,065)	(33)	(2,098)	(4,171)	(58)	(4,229)
Operating taxes and levies	(318)	-	(318)	(1,244)	5	(1,239)
Gains (losses) on disposal	-	0	0	-	(6)	(6)
Restructuring and integration costs	-	(71)	(71)	-	(76)	(76)
Adjusted EBITDA	3,380	(179)		5,978	(200)
Significant litigation	(75)	75		(60)	60
Specific labour expenses	(33)	33		(58)	58
Review of the investments and business portfolio	-	-		(6)	6
Restructuring and integration costs	(71)	71		(76)	76
Other specific items	-	-		-	-
Reported EBITDA	3,201		3,201	5,778		5,778

2016 pro forma data	2nd quarter			June 30
In millions of euros	Adjusted data	Presentation adjustments	Income statement	Adjusted data	Presentation adjustments	Income statement
Revenues	10,068		10,068	20,054		20,054
External purchases	(4,463)	-	(4,463)	(8,842)	-	(8,842)
Other operating income	227	7	235	406	7	414
Other operating expense	(119)	(4)	(123)	(209)	(61)	(270)
Labour expenses	(2,118)	(55)	(2,173)	(4,338)	(85)	(4,423)
Operating taxes and levies	(296)	-	(296)	(1,222)	90	(1,132)
Gains (losses) on disposal	-	-	-	-	-	-
Restructuring and integration costs	-	(226)	(226)	-	(339)	(339)
Adjusted EBITDA	3,300	(277)		5,848	(387)
Significant litigation	1	(1)		40	(40)
Specific labour expenses	(50)	50		(80)	80
Review of the investments and business portfolio	-	-		-	-
Restructuring and integration costs	(226)	226		(339)	339
Other specific items*	(2)	2		(8)	8
Reported EBITDA	3,023		3,023	5,461		5,461

2016 historical data	2nd quarter			June 30
In millions of euros	Adjusted data	Presentation adjustments	Income statement	Adjusted data	Presentation adjustments	Income statement
Revenues	10,070		10,070	20,079		20,079
External purchases	(4,451)	-	(4,451)	(8,818)	-	(8,818)
Other operating income	209	7	217	362	8	370
Other operating expense	(88)	2	(86)	(173)	(61)	(234)
Labour expenses	(2,103)	(55)	(2,158)	(4,319)	(85)	(4,404)
Operating taxes and levies	(293)	(0)	(293)	(1,218)	90	(1,128)
Gains (losses) on disposal	-	71	71	-	67	67
Restructuring and integration costs	-	(227)	(227)	-	(340)	(340)
Adjusted EBITDA	3,344	(201)		5,913	(321)
Significant litigation	1	(1)		40	(40)
Specific labour expenses	(50)	50		(80)	80
Review of the investments and business portfolio	77	(77)		67	(67)
Restructuring and integration costs	(227)	227		(340)	340
Other specific items*	(2)	2		(8)	8
Reported EBITDA	3,143		3,143	5,592		5,592

* Transaction expenses related to the negotiations with Bouygues Telecom in connection with discussions that had begun in the 1st quarter of 2016 concerning a business combination between the two companies.

Appendix 7: revenues by operating segment

	2017	2016	2016	change	change
		comparable basis	historical basis	comparable basis	historical basis
In millions of euros				(in %)	(in %)

1st half
France	8,879	8,860	8,860	0.2%	0.2%
Mobile services	3,165	3,236	3,236	(2.2)%	(2.2)%
Mobile equipment sales	303	281	281	7.7%	7.7%
Fixed services	5,137	5,069	5,069	1.3%	1.3%
Fixed services retail	3,126	3,131	3,131	(0.1)%	(0.1)%
Fixed wholesale and other fixed services	2,011	1,938	1,938	3.8%	3.8%
Other revenues	274	274	274	-	-
Europe	5,405	5,162	5,128	4.7%	5.4%
Mobile services	3,100	3,027	3,038	2.4%	2.0%
Mobile equipment sales	541	454	453	19.3%	19.5%
Fixed services	1,664	1,600	1,560	4.0%	6.7%
Other revenues	100	81	77	-	-
Of which:
Spain	2,628	2,418	2,418	8.7%	8.7%
Mobile services	1,336	1,240	1,263	7.8%	5.8%
Mobile equipment sales	271	240	240	13.0%	13.0%
Fixed services	1,019	939	915	8.5%	11.3%
Other revenues	2	(1)	-	-	-
Poland	1,325	1,337	1,306	(0.9)%	1.4%
Mobile services	585	625	614	(6.3)%	(4.7)%
Mobile equipment sales	146	107	106	36.9%	37.6%
Fixed services	531	559	542	(4.9)%	(1.9)%
Other revenues	63	46	44	-	-
Belgium & Luxembourg	617	609	609	1.4%	1.4%
Mobile services	512	504	504	1.6%	1.6%
Mobile equipment sales	53	56	56	(5.0)%	(5.0)%
Fixed services	41	36	36	15.0%	15.0%
Other revenues	11	13	13	-	-
Central European countries	843	801	798	5.2%	5.6%
Mobile services	673	662	658	1.8%	2.2%
Mobile equipment sales	71	52	51	38.5%	39.4%
Fixed services	74	67	67	10.1%	10.2%
Other revenues	25	20	22	-	-
Intra-Europe eliminations	0	(0)	-	-	-
Africa & Middle East	2,491	2,449	2,516	1.7%	(1.0)%
Mobile services	2,089	2,017	2,055	3.6%	1.6%
Mobile equipment sales	36	33	39	8.9%	(7.3)%
Fixed services	331	370	380	(10.4)%	(12.8)%
Other revenues	35	29	42	-	-
Enterprise	3,615	3,675	3,666	(1.6)%	(1.4)%
Voice services	728	767	762	(5.1)%	(4.5)%
Data services	1,374	1,417	1,402	(3.0)%	(2.0)%
IT and integration services	1,028	998	1,011	3.0%	1.7%
Mobile (services and equipment sales)	485	493	491	(1.5)%	(1.2)%
International Carriers & Shared Services	819	903	904	(9.3)%	(9.4)%
International Carriers	686	758	757	(9.5)%	(9.4)%
Shared Services	133	145	147	(8.1)%	(9.3)%
Intra-Group eliminations	(933)	(995)	(995)	-	-
Group total	20,276	20,054	20,079	1.1%	1.0%

	2017	2016	2016	change	change
		comparable basis	historical basis	comparable basis	historical basis
In millions of euros				(in %)	(in %)

2nd quarter
France	4,452	4,430	4,430	0.5%	0.5%
Mobile services	1,590	1,607	1,607	(1.1)%	(1.1)%
Mobile equipment sales	156	138	138	13.1%	13.1%
Fixed services	2,572	2,546	2,546	1.1%	1.1%
Fixed services retail	1,565	1,562	1,562	0.2%	0.2%
Fixed wholesale and other fixed services	1,008	983	983	2.5%	2.5%
Other revenues	135	140	140	-	-
Europe	2,749	2,620	2,594	4.9%	6.0%
Mobile services	1,577	1,535	1,537	2.7%	2.6%
Mobile equipment sales	275	234	234	17.6%	17.8%
Fixed services	845	806	781	4.9%	8.2%
Other revenues	51	45	42	-	-
Of which:
Spain	1,337	1,229	1,229	8.8%	8.8%
Mobile services	683	635	647	7.5%	5.4%
Mobile equipment sales	135	121	121	12.0%	12.0%
Fixed services	518	473	461	9.5%	12.4%
Other revenues	1	0	0	-	-
Poland	673	688	664	(2.2)%	1.3%
Mobile services	298	317	309	(6.0)%	(3.4)%
Mobile equipment sales	73	62	62	17.1%	17.7%
Fixed services	269	281	269	(4.3)%	0.1%
Other revenues	32	27	24	-	-
Belgium & Luxembourg	310	299	299	3.5%	3.5%
Mobile services	259	250	250	3.5%	3.5%
Mobile equipment sales	26	24	24	5.2%	5.2%
Fixed services	21	18	18	15.7%	15.7%
Other revenues	5	7	7	-	-
Central European countries	434	405	403	7.1%	7.7%
Mobile services	342	334	332	2.3%	3.0%
Mobile equipment sales	41	26	26	55.9%	57.3%
Fixed services	38	34	34	13.2%	13.3%
Other revenues	12	11	11	-	-
Intra-Europe eliminations	(5)	(2)	(2)	-	-
Africa & Middle East	1,252	1,219	1,245	2.7%	0.6%
Mobile services	1,051	1,005	1,017	4.6%	3.4%
Mobile equipment sales	19	16	20	16.9%	(3.2)%
Fixed services	166	183	188	(9.5)%	(11.7)%
Other revenues	16	14	20	-	-
Enterprise	1,819	1,843	1,843	(1.3)%	(1.3)%
Voice services	370	384	382	(3.8)%	(3.2)%
Data services	687	711	704	(3.5)%	(2.4)%
Data services	517	501	513	3.3%	0.9%
Mobile (services and equipment sales)	245	246	245	(0.2)%	0.3%
International Carriers & Shared Services	412	448	450	(8.1)%	(8.5)%
International Carriers	340	380	379	(10.5)%	(10.4)%
Shared Services	72	68	70	5.1%	2.0%
Intra-Group eliminations	(478)	(491)	(491)	-	-
Group total	10,206	10,068	10,070	1.4%	1.4%

Appendix 8: key performance indicators

	June 30, 2017	June 30, 2016
Orange Group		historical basis
Total number of customers* (millions)	268.950	249.550
Mobile customers* (millions)	207.410	188.305
- of which contract customers (millions)	71.931	66.723
Fixed broadband customers (millions)	19.128	18.146
TV customers (millions)	8.716	8.146
Orange - French market**
Mobile services
Number of customers* (millions)	31.150	28.966
- of which contract customers (millions)	27.842	25.069
Fixed services
Number of broadband customers (millions)	11.290	10.923
Broadband market share at end of period (%)	40.2 ***	40.1
Number of fixed line subscribers (millions)	18.510	18.961
France
Mobile services
Number of customers* (millions)	21.622	21.746
- of which contract customers (millions)	18.314	17.848
Total ARPU quarterly (euros)	21.7	21.8
Fixed services
Number of broadband customers (millions)	11.035	10.662
- of which fibre customers (millions)	1.690	1.181
Number of TV customers (millions)	6.740	6.510
Broadband ARPU quarterly (euros)	33.8	33.4
Number of fixed line subscribers (millions)	15.859	16.088
Number of wholesale lines (millions)	13.916	13.988
Europe****
Mobile services
Number of customers* (millions)	49.019	50.869
- of which contract customers (millions)	33.874	32.060
Number of MVNO customers (millions)	7.314	3.569
Fixed services
Number of broadband customers (millions)	6.927	6.341
Number of TV customers (millions)	1.920	1.584
Number of fixed lines (millions)	8.826	8.903
Spain
Mobile services
Number of customers* (millions)	15.837	15.492
- of which contract customers (millions)	12.798	12.226
Total ARPU quarterly (euros)	14.2	13.4
Number of MVNO customers (millions)	5.376	1.653
Fixed services
Number of broadband customers (millions)	4.180	4.003
- of which fibre customers (millions)	1.947	1.217
Number of TV customers (thousands)	541	381
Broadband ARPU quarterly (euros)	32.0	30.9

* Excluding customers of MVNOs.
** Customers of Orange France and the Enterprise segment in France.
*** Company estimate.
**** Europe: Spain, Poland, Belgium & Luxembourg, and Central European countries.

	June 30, 2017	June 30, 2016
Poland		historical basis
Mobile services
Number of customers* (millions)	14.555	16.614
- of which contract customers (millions)	9.573	8.716
Total ARPU quarterly (PLN)	30.1	28.0
Fixed services
Number of broadband customers (millions)	2.323	2.139
- of which VHBB customers (VDSL and fibre, thousands)	588	409
Number of TV customers (thousands)	792	803
Broadband ARPU quarterly (PLN)	57.1	60.1
Number of fixed lines (millions)	4.496	4.909
Belgium & Luxembourg
Mobile services
Number of customers* (millions)	3.957	3.928
- of which contract customers (millions)	3.299	3.132
Total ARPU quarterly - Belgium (euros)	25.4	24.5
Number of MVNO customers (millions)	1.933	1.909
Fixed services
Number of broadband customers (thousands)	88	37
Number of TV customers (thousands)	68	13
Number of telephone lines (thousands)	151	166
Central European countries
Mobile services
Number of customers* (millions)	14.670	14.835
- of which contract customers (millions)	8.205	7.987
Fixed services
Number of broadband customers (thousands)	337	162
Number of TV customers (thousands)	518	388
Africa & Middle East
Mobile services
Number of customers* (millions)	127.240	108.469
- of which contract customers (millions)	10.215	9.594
Fixed services
Number of broadband customers (thousands)	911	882
Total number of telephone lines (thousands)	1,110	1,118
Enterprise
France
Mobile services
Number of contract customers* (millions)	9.528	7.221
- of which machine-to-machine (millions)	6.817	4.600
Fixed services
Number of fixed lines (thousands)	2,651	2,873
Number of IP-VPN accesses (thousands)	296	294
Number of XoIP connections (thousands)	83	76
World
Number of IP-VPN accesses worldwide (thousands)	353	349
* Excluding customers of MVNOs.

Appendix 9: glossary

Key figures

Comparable basis: data based on comparable accounting principles, scope of consolidation and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, scope of consolidation and exchange rate. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended.

Reported EBITDA: operating income before depreciation and amortisation, before impacts related to acquisitions of controlling interests, before reversal of reserves of liquidated entities, before impairment of goodwill and assets, and before income from associates. Reported EBITDA is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly named indicators in other companies.

Adjusted EBITDA: Reported EBITDA (see definition), adjusted for the impacts of key disputes, specific labour expenses, the review of the portfolio of shares and operations, the cost of restructuring and consolidation, and, as applicable, other specific and systematically identified items. Since the 1st quarter of 2016, Adjusted EBITDA excludes all income from the disposal of shares and operations and the Adjusted EBITDA for past periods was revised accordingly. Adjusted EBITDA is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly named indicators in other companies. Adjusted EBITDA is the new name (since the 4th quarter of 2016) for the restated EBITDA aggregate; the definition of this indicator is unchanged.

CAPEX: capital expenditure on tangible and intangible assets excluding telecommunication licences and investments through finance leases. CAPEX is not a financial performance indicator as defined by IFRS standards and may not be directly comparable to indicators referenced by the same name in other companies.

Mobile services

Revenues from mobile services: include revenues generated by incoming and outgoing calls (voice, SMS and data services), network access fees, added-value services, machine to machine, roaming revenues from customers of other networks (national and international roaming), revenues with mobile virtual network operators (MVNO) and revenues from network sharing.

Mobile ARPU: the quarterly average revenues per user (ARPU) are calculated by dividing the revenues from incoming and outgoing calls (voice, SMS and data services), network access fees, added-value services and international roaming over the past three months, by the weighted average number of customers over the same period, excluding "machine to machine" customers. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. Mobile ARPU is expressed as monthly revenues per customer.

Roaming: use of a mobile service on the network of an operator other than that of the subscriber.

MVNO: Mobile Virtual Network Operator. These are operators that do not have their own radio network and thus use the infrastructure of third-party networks.

Fixed services

Includes traditional fixed telephony, fixed broadband services, enterprise solutions and networks[18] and carrier services (notably national and international interconnections, unbundling and wholesale telephone line rentals).

Fixed broadband ARPU (ADSL, fibre, VDSL, Fixed-4G, satellite and WiMAX): the quarterly average revenues per user (ARPU) of broadband services per year are calculated by dividing the revenues generated by consumer broadband services over the past three months by the weighted average number of connections over the same period. The weighted average number of connections is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of connections at the start and end of the month. Fixed broadband ARPU is expressed as monthly revenues per connection.

Fixed 4G (fLTE): fixed broadband offer using 4G technology as a substitute for the fixed-line network.

Convergence

Consumer convergent offers customer base: consists of consumer customers who have subscribed to offers combining at least a fixed broadband connection and a mobile contract.

[1] Excluding machine-to-machine.

[2] The net income from discontinued operations related to EE (2.249 billion euros) corresponds to the income from the sale of EE for 2.076 billion euros and dividends received from EE in January 2016 (prior to its sale) of 173 million euros.

[3] Net financial debt as defined and used by Orange does not include Orange Bank, to which this concept is not relevant.

[4] The ex-dividend date is set as 5 December 2017 and the record date as 6 December 2017.

[5] On an historical basis, revenues increased 1.0% in the 1st half of 2017 compared with the 1st half of 2016, which included:

-  the impact of changes in scope of consolidation (+1.0 percentage points), mainly with the acquisition of Cellcom in Liberia and Tigo in the Democratic Republic of the Congo (9 months and 6 months of activity in 2016 respectively), and the acquisition of entities from the Bharti group in Burkina Faso (with 6 months of activity in 2016) and in Sierra Leone (with 5 months of activity in 2016);

-   the impact of foreign exchange variations (-1.1 percentage points), in particular with the drop in the Egyptian pound and, to a lesser extent, the increase in the Polish zloty and the US dollar.

[6] Includes Orange France customers and Enterprise customers in France.

[7] Excluding machine-to-machine.

[8]As well as the effect of specific items occurring during the first quarter of 2016 (employee share ownership offer).

[9] Additional write-down of 223 million euros on BT shares held, and loss of 126 million euros corresponding to additional impairment recognised on BT shares sold.

[10] Partly related to the counter-effect of the 1st half 2016 recognition of tax income of 177 million euros resulting from the favourable outcome of legal proceedings concerning previous financial years.

[11] Net financial debt as defined and used by Orange does not include the activities of Orange Bank, to which this concept does not apply.

[12] Excluding machine-to-machine.

[13] Mainly due to the reduction in the average number of employees and to a lesser extent the effect of specific items occurring during the first quarter of 2016 (employee share ownership offer).

[14] Which will be offset in the 2nd half of 2017.

[15] Excluding machine-to-machine.

[16] The managerial entity known as “Côte d’Ivoire group” combines Orange’s operations in Côte d’Ivoire, Burkina Faso and Liberia.

[17] The managerial entity known as “Sonatel group” combines Orange’s operations in Senegal, Mali, Guinea, Sierra Leone and Guinea Bissau.

[18] With the exception of France, where enterprise solutions and networks are listed under the Enterprise business segment.

ORANGE

Date: July 27, 2017	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations